UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 17, 2005

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 17, 2005

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.continentalminerals.com

CONTINENTAL'S OPTION OF XIETONGMEN GOLD-COPPER PROPERTY FINALIZED

January 17, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSXV:KMK; OTCBB: KMKLF) is pleased to announce that the revised formal agreement (the "Formal Agreement"), whereby Continental can earn up to a 60% interest in the Xietongmen Gold-Copper Property, has been finalized and received Canadian and Chinese regulatory approvals. The Xietongmen Property is located 240 kilometres southwest of Lhasa in Tibet, People's Republic of China ("PRC").

Under the Formal Agreement, Continental has acquired options to purchase 50% or 60% of the shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tianyuan Minerals Exploration Ltd., the private Chinese corporation which owns 100% of the property. The option exercise price is US$7 million for 50% or US$10 million for 60%. To acquire the initial 50% Continental must pay US$2 million for 50% of the currently outstanding Highland shares - US$1.2 million upon regulatory approval and the US$800,000 balance within one year, and provide a further US$5 million investment in Highland to fund exploration of the Xietongmen Project. Of this, exploration expenditures of US$3 million must be funded by November 9, 2005 with a further US$2 million of exploration expenditures funded by November 9, 2006. Continental can then increase its interest in Highland to 60% within the following year through investment of an additional US$3 million in Highland to fund exploration. Continental will be the operator of the exploration programs.

As the Formal Agreement has received Canadian and Chinese regulatory approvals and due diligence reviews have been completed, Continental has made the US$1.2 million payment. In addition, Continental has assembled its exploration team and visited the property in December with the core drilling contractor, in preparation for exploration to start in the first quarter of 2005.

The Xietongmen Property hosts disseminated and quartz-stockwork gold and copper mineralization. A four kilometre long alteration zone has been probed, historically, by only two vertical diamond drill holes and a 200-metre long underground adit. Long continuous intervals of gold and copper mineralization with good grades were encountered, including 235 metres of 0.58 g/t Au and 0.47% Cu in drill hole ZK0301, 207 metres of 1.43 g/t Au and 0.68% Cu in drill hole ZK0701, and 76 metres of 1.91 g/t Au and 1.23% Cu in a cross-cut accessed by the adit PD 04. The alteration zone is open in all directions, indicating excellent potential to outline a high-grade porphyry-style mineral deposit.

For further details on Continental Minerals Corporation, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.